Exhibit 12


    PHILLIPS PETROLEUM COMPANY AND CONSOLIDATED SUBSIDIARIES
                        TOTAL ENTERPRISE

        Computation of Ratio of Earnings to Fixed Charges

                                            Millions of Dollars
                                         ------------------------
                                             Nine Months Ended
                                                September 30
                                         ------------------------
                                           2000              1999
                                         ------------------------
                                                (Unaudited)
Earnings Available for Fixed Charges
  Income before income taxes             $2,368               697
  Distributions less than equity in
    earnings of fifty-percent-or-less-
    owned companies                        (120)               (5)
  Fixed charges, excluding capitalized
    interest*                               348               297
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                                         $2,596               989
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Fixed Charges
  Interest and expense on indebtedness,
    excluding capitalized interest       $  259               210
  Capitalized interest                      118                34
  Preferred dividend requirements of
    capital trusts                           40                40
  Interest portion of rental expense         36                34
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                                         $  453               318
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Ratio of Earnings to Fixed Charges          5.7               3.1
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*Includes amortization of capitalized interest totaling
 approximately $13 million in both 2000 and 1999.


Earnings available for fixed charges include, if any, the company's equity in losses of companies owned fifty percent or less that have debt for which the company is contingently liable.
Fixed charges include the company's proportionate share, if any, of interest relating to the contingent debt.

In 1990, the company guaranteed a $400 million bank loan for the Long-Term Stock Savings Plan (LTSSP), an employee benefit plan. Consolidated interest expense included $3 million of interest related to the LTSSP borrowing in the first nine months of 2000 and a minimal amount in the first nine months of 1999.

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